Exhibit A

March 15, 2005

STAAR Surgical Company
1911 Walker Avenue
Monrovia, California 91016

Ladies and Gentlemen:

        Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by STAAR Surgical Company on or about March 15, 2005, which contains notification of the registrant’s inability to file its Form 10-K by March 16, 2005. We have read the Company’s statements contained in Part III therein and we agree with the reasons as to why we have been unable to complete our audit and report on management’s assessment of internal controls over financial reporting as of December 31, 2004, to be included in its Form 10-K.

Very truly yours,

/s/ BDO Seidman, LLP